April 21, 2005

VIA EDGAR AND FACSIMILE

Mr. Michael Reedich
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mail Stop 03-09

  Re:
  American Equity Investment Life Holding Company
  Registration Statement on Form S-3
  SEC File No. 333-123862

Dear Mr. Reedich:

        We are writing on behalf of our client, American Equity Investment Life Holding Company (the "Company"), in response to the letter of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated April 13, 2005 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-3, filed with the Commission on April 5, 2005 (the "Registration Statement"). For the convenience of the Staff, our response is set forth below following the text of the paragraph of the Comment Letter to which the response relates. Enclosed is a copy of Amendment No. 1 to the Registration Statement, which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. The page references in our response to the Staff's comment refer to Amendment No. 1 to the Registration Statement.

Incorporation by Reference

        Please amend your filing to specifically incorporate by reference your report on Form 10-K for December 31, 2004, in addition to the amendment to that report you have incorporated. Also, incorporate by reference all other periodic and current reports the company has filed since December 31, 2004.

        Response:    The disclosure on pages ii, 15 and 23 has been revised in response to this comment.

* * *

        After you have received the opportunity to review the attached, please do not hesitate to contact the undersigned (312/407-0738) with any questions or further comments you may have.

Sincerely,
/s/ SHILPI GUPTA
Shilpi Gupta

Attachments

cc:
Jeffrey Riedler
    (Securities and Exchange Commission)
Wendy L. Carlson
    (American Equity Investment Life Holding Company)
William R. Kunkel
    (Skadden, Arps, Slate, Meagher & Flom LLP)